EXHIBIT 4 EGAN-JONES RATINGS COMPANY, INC. (NRSRO EXHIBIT IV)

ORGANIZATIONAL STRUCTURE (as of 11/09/2015)



Board of Directors
Williams,* Taecker,*
Egan
Operations & Oversight
Grossel, COO
Compliance
Horne, DCO
Ratings
Egan, Managing
Analyst/ President
Ratings Review & Policy
Committee
Egan, Burke,**
Subramanian, Zhang
(Alternate)
Sales/Marketing
Arnold, Rauscher,
Giangola
Compliance
Consultant
Hosler**
Senior Analysts
Egan, Burke,**
Subramanian,
Catanghal, Sanchez,
Phillips,** Zhang
Accounting
Pinder**
Information
Technology
Nathaniel,** Hom
Junior Analysts
Alfaro, Ding,
Yu, Huang, Dang
EJ Proxy Services
McManus, VP
Model Upkeep & IT
Related to Ratings
Hu
Pacheco, Alvarado,
Marcelino,
Agustin, Amante,
Laban, Sy

* Independent Director

** Part-Time